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                     August 22, 2023

       Peter Andreski
       Global Corporate Controller, Chief Accounting Officer
       Visa Inc.
       P.O. Box 8999
       San Francisco, CA 94128

                                                        Re: Visa Inc.
                                                            Form 10-K for
Fiscal Year Ended September 30, 2022
                                                            File No. 001-33977

       Dear Peter Andreski:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services